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May 6, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited

Amendment No. 4 to Draft Registration Statement on Form F-1

Submitted March 7, 2016

CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated April 19, 2016 regarding the Company’s draft registration statements on Form F-1 confidentially submitted to the SEC on March 7, 2016 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

Summary Historical Financial Information of our Company, page 13

1.	We have reviewed your response to comment 5. Please revise to separately disclose the amount of restricted cash available for the Safeguard Program for lifestyle investors who have opted-into the program and the restricted cash associated the investors in the consumption loans.

RESPONSE: The Company respectfully submits that the entire restricted cash balance presented relates to lifestyle loan investors. Consumption loan investors are not eligible to participate in the Safeguard Program. The Company has revised its disclosure on pages 14 and 74 to clarify this.

Risk Factors, page 16

2.	You disclose that most of the growth in your business in 2015 was attributable to low fee generating consumption loans. However, the noted increasing growth in consumption loans did not appear to translate into any revenues in 2015. Please disclose the credit and operating risks inherent in consumption loans and when you expect to commence generating revenues and profits from your consumption loans.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 21 by modifying an existing risk factor and adding a risk factor to help the readers understand: (1) the higher number of consumption loans may not result in higher revenue due to the use of customer acquisition incentives, (2) risk of not being able to fully recover the customer acquisition incentives paid and (3) risk that investors may discontinue providing capital for lending on the Company’s marketplace if the Company ceases offering customer acquisition incentives. As the investors bear the credit risk of these consumption loans, the Company considered that the risk factor added is sufficient. The Company has also revised its disclosure on page 81 to disclose when it expects to generate revenue from consumption loans.

Risks Related to Our ADSs and This Offering, page 48

3.	We note the new disclosure on page 172 that parties to the deposit agreement waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADSs. Please disclose that fact and the potential risks to investors in this section.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 55.

4.	Please include a risk factor that discloses the risks that your directors, officers and principal shareholders have substantial influence over the company or explain to us why this is not a material risk to investors.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 53.

Dilution, page 64

5.	Please tell us how you determined the net tangible book value of US$(1.61) as of December 31, 2015.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 64. Net tangible assets are calculated as the Company’s total assets, minus the intangible assets of software, less all liabilities and the par value of preferred stock. Net tangible assets per ordinary share (or net tangible book value per ordinary share) is equal to the amount of net tangible assets divided by total ordinary shares outstanding. The detailed calculation is illustrated below:

As of Dec. 31, 2015
(in US$‘000 except for per share data)
Total assets	69,901
Less: Total intangible assets	(298)

Total tangible assets	69,603
Less: Total liabilities	(43,728)

Total net tangible assets	25,875

Total number of ordinary shares	16,266,841

Net tangible assets per ordinary share (in US$)	1.59

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 76

6.	We note from your table that all your key operating and financial metrics significantly increased in 2015. For example, lifestyle loans volume increased by 18%, however, gross billings on transaction and service fee increased only by 9%. We also note your discussion on pages 76 to 80 of your results of operations including certain negative trends such as the decrease in average rate of transaction fee by 2% due to better credit quality borrowers and different loan product mix, and $0 revenue related to consumption loans because of cash incentives in 2015. You also state that your repeat borrowers tend to increase their loan sizes with each subsequent loan and your repeat borrower rate went from 10% in 2014 to 65% in 2015. Please revise to discuss the following in your disclosures:

•	Why gross billings and revenue didn’t increase by the same rate or more as the increase in volume of lifestyle loans considering the significant increase in repeat borrowers and average account management fee increase from 2014 to 2015; and

•	Why the cash incentives related to consumption loans was higher than total revenue for these loans considering cash incentives only apply when an investor lends to a new consumption loan borrower and there was a significant increase in repeat borrowers in total.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Why gross billings and revenue didn’t increase by the same rate or more as the increase in volume of lifestyle loans considering the significant increase in repeat borrowers and average account management fee increase from 2014 to 2015; and

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 74, 76 and 77 to separately disclose gross billings in the form of transaction and service fees for lifestyle loans and consumption loans. The Company has also revised its disclosure on pages 90 and 91 to further explain the increase in gross billings and revenue.

As revenue from the transaction fees constitute a substantial part of the fees associated with lifestyle loans, the impact of the increase in account management fees did not cause the gross billings and revenue to increase proportionately. Moreover, as of December 31, 2015, repeat borrowers on the Company’s platform were predominantly consumption loan borrowers, and although these borrowers subsequently borrowed consumption loans with higher principal amounts after their initial consumption loans, they had not yet been upgraded to borrow lifestyle loans on the Company’s platform. As the fee rate and loan size are much lower for consumption loans as compared to lifestyle loans, gross billings and revenue did not increase proportionally with the increase in number of repeat borrowers or increase in average account management fee.

•	Why the cash incentives related to consumption loans was higher than total revenue for these loans considering cash incentives only apply when an investor lends to a new consumption loan borrower and there was a significant increase in repeat borrowers in total.

The Company respectfully submits that while there was an increase in repeat consumption loan borrowers in 2015, there was also an increase in first-time consumption loan borrowers during 2015. The average transaction fee for consumption loans is approximately 1% to 2% of loan principal, while cash incentives given to investors lending to first-time consumption loan borrowers were US$20 per loan, which represents on average 24% of the principal amount of the initial consumption loan. As of December 31, 2015, the average repeat rate per borrower was approximately eight times, which through such date was not sufficient to fully recover the incentive payments associated with the initial consumption loans. The Company expects to recover the incentive payments within 15 to 24 months from the date of the initial consumption loans from ongoing recurring transaction and service fees from repeat borrowers of consumption loans and to generate net revenue. Accordingly, as of December 31, 2015, cumulative incentive payments for first-time borrowers still exceeded cumulative gross billings for consumption loan fees. The Company has revised its disclosure on pages 90 and 91 accordingly.

Key Factors Affecting Our Results

Average Annual Investment Return, pages 77-78

7.	We have reviewed your response to comment 7 and note your disclosure of the average annual investment return on your marketplace throughout the filing. Given the difference in costs included in the calculation of the annual investment return by loan product, for example the Safeguard Program fee, please expand the disclosures to separately disclose the average annual investment return on lifestyle loans and consumption loans for the years ended December 31, 2013, 2014 and 2015.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 114.

Key Components of Results of Operations

Revenue, page 78

8.	We have reviewed your response to comment 11. Please expand the discussion to disclose the amounts paid to the third party payment processors for the servicing of the borrower payments on facilitated loans for the years ended December 31, 2013, 2014 and 2015.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 82.

Customer Acquisition Incentives, page 80

9.	In regard to the consumption loans cash incentive program, please address the following:

•	Revise to disclose the business purpose of this program as described in comment 25 and whether the company intends to continue this program with the consumption lending line of business;

•	Clarify in the filing that these cash incentives are paid only when an investor invests in a new consumption loan borrower;

•	Disclose the timing when these cash payments are made to the investors;

•	Clarify in the disclosures whether these investors have a risk of loss in excess of the cash incentives received and what is the average cash incentive; and

•	Explain in greater detail how you determined that this was a cash incentive and not a guarantee liability, and that there was no additional guarantee liability for consumption loans similar to the Lifestyle Loans Safeguard Program considering the information included in Article VI of the Consumption Loan Investor Legal Agreement.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Revise to disclose the business purpose of this program as described in comment 25 and whether the company intends to continue this program with the consumption lending line of business;

In response to the Staff’s comment above, the Company has revised its disclosure on page 81. The Company respectfully submits that it intends to continue the customer acquisition incentive program during its market-penetration stage of growth.

•	Clarify in the filing that these cash incentives are paid only when an investor invests in a new consumption loan borrower;

In response to the Staff’s comment above, the Company has revised its disclosure on page 81.

•	Disclose the timing when these cash payments are made to the investors;

In response to the Staff’s comment above, the Company has revised its disclosure on page 81.

•	Clarify in the disclosures whether these investors have a risk of loss in excess of the cash incentives received and what is the average cash incentive; and

In response to the Staff’s comment above, the Company has revised its disclosure on page 81. The Company also respectfully advises the Staff that the average cash incentive is disclosed on pages 81 and 105.

•	Explain in greater detail how you determined that this was a cash incentive and not a guarantee liability, and that there was no additional guarantee liability for consumption loans similar to the Lifestyle Loans Safeguard Program considering the information included in Article VI of the Consumption Loan Investor Legal Agreement.

The Company respectfully advises the Staff that the customer acquisition incentives have two main functions: (1) a marketing tool to attract investors making investments in consumption loans; and (2) an incentive to help the Company penetrate into the consumption loan business and to maximize the portion of the overall fees that the investors allow the Company to retain from these borrowers by mitigating potential investment losses from first-time borrowers of consumption loans, which generally have higher credit losses than repeat borrowers. Borrowers that default are permanently eliminated from the Company’s marketplace, and only performing borrowers qualify for subsequent and larger loans. Accordingly the Company does not give these incentive payments to investors for loans to repeat borrowers.

The Company submits that Article II(3)(3) of the Consumption Loan Investor Service Agreement (previously confidentially submitted to the SEC) provides that investors in consumption loans bear all the obligations from the loan and all risks associated with borrowers failing to make their repayment obligations. The Company notes that Article VI(4)(3) and Article VI(5) of the Consumption Loan Investor Service Agreement has had no effect as investors in consumption loans have not chosen to participate in the Safeguard Program. The Company has removed these clauses (and the related option) in any agreements signed after December 31, 2015.

Unlike the Safeguard Program, there is no contingency for customer acquisition incentives as the incentive must be paid by the Company as long as the investor funds a consumption loan for a first-time borrower regardless of whether the borrower ultimately repays the loan. For all consumption loans, including those taken out by first-time borrowers or repeat borrowers, the Company does not provide any type of direct or indirect guarantee to the investors.

Based on the above, the Company has considered the scope of the guarantee guidance as discussed in ASC 460-15-10-4 and determined that the customer acquisition incentives do not fall under the scope of ASC 460 “Guarantees.” Instead, as the customer acquisition incentives represent consideration paid to the investors, which are the Company’s customers, they shall be accounted for under ASC 605-50 “Customer payments and incentives.”

Other income, net, page 81

10.	Please address how the loss of the conversion of the promissory note into preferred shares was determined and the accounting treatment followed.

RESPONSE: The Company respectfully advises the Staff that following the Company’s private placement of Series C Preferred Shares on July 1, 2015, holders of the Subsequent Notes exercised their conversion option so as to convert the Subsequent Notes into Series C Preferred Shares. The exchange of the Series C Preferred Shares for the Subsequent Notes legally extinguished the Subsequent Notes. The Company recognized the issuance of Series C Preferred Shares at fair value and determined the amount of loss on extinguishment of the Subsequent Notes based on the difference between (1) the fair value of the corresponding Series C Preferred Shares, which was US$34,140,000, and (2) the aggregate of the carrying value of debt instrument of Subsequent Notes and bifurcated conversion option derivative liability immediately prior to extinguishment, which was US$31,908,000. The loss on extinguishment, determined according to ASC 470-50-40-2, is a result of the difference between the carrying value of the debt component (carried at amortized cost) and the fair value of the debt component, as the bifurcated conversion option derivative liability is marked to market through the date of conversion. The Company has revised its disclosure on page 83 accordingly.

Critical Accounting Policies

Revenue Recognition, page 83

11.	We have reviewed your response to comment 10 including the legal agreements related to the lifestyle loans and consumption loans. We also note your disclosure on page 120 and response to comment 13 that investors of consumption loans may lend under Haidong’s name, your micro-credit subsidiary that also funded consumption loans on your behalf during 2014 and 2015. Please address the following:

•	Expand the disclosure on page 83 to state the legal rights or obligations the company, the borrower and investor have related to the noted legal agreements similar to your responses to the bullet points in your response including a description of the obligation in Article 3.13 of the Lifestyle Loan Investor Service Agreement.

•	Tell us the amount of consumption loans where the investor lent directly to the borrower compared when the investor lent under the name of your micro-credit subsidiary.

•	Explain in greater detail how you determined that consumption loans lent in Haidong’s name should not be recorded on your balance sheet considering the loans are issued in your subsidiary’s name, it’s business is to lend and the legal rights of your subsidiary described in Chapters 2, 5 and 6 of the consumption loan agreement.

•	Explain how the last feature in Article 5 of the consumption loan agreement is accounted for.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Expand the disclosure on page 83 to state the legal rights or obligations the company, the borrower and investor have related to the noted legal agreements similar to your responses to the bullet points in your response including a description of the obligation in Article 3.13 of the Lifestyle Loan Investor Service Agreement.

In response to the Staff’s comment above, the Company has revised its disclosure on pages 85 and 87.

•	Tell us the amount of consumption loans where the investor lent directly to the borrower compared when the investor lent under the name of your micro-credit subsidiary.

In the year ended December 31, 2015, US$14.9 million of consumption loans were lent directly to borrowers by investors as compared to US$351.4 million of consumption loans that were lent to borrowers by investors under the name of Haidong in that same period.

•	Explain in greater detail how you determined that consumption loans lent in Haidong’s name should not be recorded on your balance sheet considering the loans are issued in your subsidiary’s name, it’s business is to lend and the legal rights of your subsidiary described in Chapters 2, 5 and 6 of the consumption loan agreement.

The Company respectfully advises the Staff that pursuant to the Consumption Loan Investor Service Agreement, the investors authorize the Company to enter into loan contracts with borrowers on their behalf, thus legally empowering the Company to act on their behalves. When Haidong enters into a loan agreement with a borrower on behalf of the investor, it is carrying out the instructions of the investor as set forth in the Consumption Loan Investor Service Agreement, including assisting the investor with the transfer of his/her own funds to a designated borrower. The debtor-creditor relationship is established between the borrower and the investor, not between the borrower and Haidong. The Company has been advised by its PRC counsel that, according to the relevant PRC laws and regulations, the investor is the true and effective lender and the Company is not the originator of the loan. The investor, being the originator of the loan, is entitled to all the rights and obligations of being a lender under the loan contract pursuant to Article II(3)(3) of the Consumption Loan Investor Service Agreement. The Company is not legally entitled to the future economic benefits of the loan.

When the funds are deposited into an account under the name of Haidong, the amounts received by the Company but not yet lent to the borrowers are recognized on the balance sheet as an asset and are recorded as “Funds held by third party payment companies.” A corresponding payable to the investors is recorded until the funds are lent to borrowers. Transferring the cash to the borrower represents the Company’s performance of its obligations as an authorized agent and the investor is deemed to have transferred the loan principal to the borrower pursuant to the Consumption Loan Investor Service Agreement. As the Company is not entitled to the rights and returns of the loans and does not have legal rights over the loan receivables, the transfer of funds at loan inception is a ‘withdrawal’ by the investor and the Company is relieved from any further obligation to repay the investors upon such transfer. Therefore, once funds are lent to the borrowers by the investors, through Haidong, the Company derecognizes the corresponding payable liability amount from its balance sheet and it does not record the loans on its balance sheet.

•	Explain how the last feature in Article 5 of the consumption loan agreement is accounted for.

The Company respectfully submits to the Staff that there is no interest-free period for consumption loans. The reference to the interest-free period stated in the consumption loan agreement can be disregarded as this feature is stated in the definition but is not used elsewhere in the agreement, and therefore was not considered relevant in the Company’s accounting treatment. The agreement states that the loan handling fee is charged with no exemption and that repayments received should be applied in the sequence of loan handling fee, late penalty, interest and finally principal. Regarding the definition of “loan handling fee,” the Company clarifies that “paid all at one time” refers to charging the full amount of the loan handling fee when the consumption loan borrower repays, which is scheduled to be the last day of the loan. Since the terms of consumption loans are very short, the borrower is required to repay all amounts (including interest and loan handling fee) at the end of the loan in one payment. The loan handling fee is collected from the investors out of borrowers’ repayments. Hence, it is consistent with Appendix A where it states that the fee is collectible when repayments are received by the investors, and the Company recognizes the fee upon repayment by the borrowers.

12.	You disclose that revenue from management of the Safeguard Program is recognized ratably over the term of the loan. We also note your disclosure beginning on page 84 related to the accounting for the Safeguard Program and that you would recognize a reversal of the related liability when you are released from the underlying risk. Please clarify whether the revenue you refer to as being “from management of the Safeguard Program and recognized ratably over the loan” is the same as the reversal of the liability. If so, clarify this in your disclosure including that it is recognized only when released and not ratably over the term and the line item in the financial statements where this revenue is reflected.

RESPONSE: The Company respectfully advises the Staff that the revenue from management of the Safeguard Program represents the Company’s profit margin associated with its management of the Safeguard Program. The Safeguard Program liability is released when the Company is released from the underlying risk, which is when the loan expires or when payments are made in the case of defaults. Accordingly, the release of underlying risk is not the same as the revenue for management of the Safeguard Program, and it is not released ratably over the term of the loan. The reversal of the liability is recorded in the same line item as other movements of the Safeguard Program balances in the income statements. In response to the Staff’s comment, the Company has revised its disclosure on pages 87 and F-12.

Safeguard Program, pages 84-85

13.	We note your response to comment 15 that the Safeguard Program contributions are not refunded, however, if a lifestyle loan borrower were to repay in full early than you will give them an early-repayment credit from the Safeguard Program. Please tell and revise your filing to disclose this feature, how it is accounted for (e.g., a cash incentive netted against revenue or expense related to the release of the liability), whether the investor would also receive a refund for the portion of the Receivable they had repaid along with the forgiveness of any outstanding receivable, and the amount of early-repayment credits made during the three years presented. Please also explain how you have the authority to provide a borrower with an early-payment credit funded from the Safeguard Program contributions, if the cash in that account is legally restricted to the benefit of investors.

RESPONSE: The Company respectfully advises the Staff that, according to the Lifestyle Loan Borrower Service Agreement Article II (4)(2), if the borrower makes an early repayment, the Company’s subsidiary that manages the Safeguard Program, Shanghai Shouhang, will reward the borrower with a “performance bonus” (i.e., early repayment credit). Although the Lifestyle Loan Borrower Service Agreement does not explicitly specify whether this early repayment credit should be paid from the Safeguard Program, the Lifestyle Loan Borrower Service Agreement provides that the borrower shall pay a charge for the use of the credit risk evaluation tool to Shanghai Shouhang, which is the only charge or fee collected by Shanghai Shouhang from the borrower and represents the upfront contribution by the borrower to the Safeguard Program. Accordingly, the early repayment credit represents a refund by Shanghai Shouhang of the charge for the credit risk evaluation tool that Shanghai Shouhang would otherwise contribute to the Safeguard Program. Therefore, the Company is legally entitled to provide the early-repayment credits from the Safeguard Program contributions made by the borrowers. Therefore, when there is an early repayment, the entire stand-alone liability initially recorded for that particular loan is released and the impact of the released is then offset by the early repayment credits paid and the setup of a contingent obligation, if necessary, in the same revenue line item as other movements of the Safeguard Program balances. The Company’s PRC counsel has concurred with this analysis.

The Safeguard Program contributions are primarily determined based on the estimated loss of each loan. When a borrower repays the loan in full much earlier than the original term, the investor is released from credit risk and the overall credit risk for these types of loans are considered to be lower than expected as these borrowers demonstrate good credit performance. The offer of an early repayment credits from the upfront contribution made by the borrower at loan initiation is to encourage the borrowers to repay the loan as soon as they have sufficient funds, which in turn helps the borrowers to build a better credit history and also to reflect the adjusted credit risk. There are no similar provisions in the Lifestyle Loan Borrower Service Agreement with the investors. The investors are not entitled to any refund from the subsequent contributions made in any event. The amount of early-repayment credit was US$401,000, US$922,000 and US$591,000 during the years ended December 31, 2013, 2014 and 2015, respectively.

The Company has revised its disclosure on page 88 accordingly.

14.	We note your response to comments 7 and 10 in regards to your recognition of the Safeguard Program liability under ASC 460 before recognizing revenue. We also note your disclosure on page 120 that the portion of the upfront fee paid by the borrower is automatically transferred to the Safeguard Program, and presumably restricted cash, if the investor has opted into the Program. Last, we note your response to comment 16 that as of December 31, 2015 all investors of lifestyle loans originated on your platform have opted into the Safeguard Program. Please revise to disclose this information and tell us your revenue recognition policy for lifestyle loans if an investor does not opt into the Safeguard Program.

RESPONSE: The Company respectfully advises the Staff that if an investor were not opt into the Safeguard Program, the borrowers would still be required to pay the same amount upfront at loan inception, but with regards to the amounts that would have been contributed into the Safeguard Program, the investor would receive the additional amount directly from the borrower. This additional amount received by such investor reflects the return for bearing a higher risk of credit loss since he/she is not participating in the Safeguard Program. There will not be an amount allocated as Safeguard Program liability and there is no revenue from management of the Safeguard Program. The Company has revised its disclosure on page 125 accordingly.

15.	We note your disclosure that at loan inception you record a payable for the Safeguard Program measured at fair value and subsequently you measure the payable in a combination of two components that you refer to as the ASC 460 component and ASC 450 component. You state that the ASC 460 component is determined on a loan-by-loan basis, whereas, the ASC 450 component is determined on a pool basis. Please explain how you determined that the unit of account was different at initial recognition than subsequent measurement (i.e. loan-by-loan basis compared to both loan-by-loan and pool basis). We note that ASC 460-10-25-2 and ASC 460-10-30-3 states that at initial measurement you consider both the noncontingent and contingent aspect of the guarantee and your response to comment 20 states that each lifestyle loan facilitated on the platform and the related Safeguard guarantee represents a stand-alone arrangement.

RESPONSE: The Company respectfully advises the Staff that it accounts for the Safeguard Program liability on a loan-by-loan basis. At the inception of each loan, the Company records a stand-alone liability. It monitors the stand-alone liability and also considers the contingent obligation to make payments under ASC 460-10-25-2. In addition, the Company evaluates the sufficiency of its liability in subsequent periods by considering the historical and expected loss experience on similar loans in its portfolio. The Company utilizes those assumptions to determine incurred losses, and if it exceeds the liability under ASC 460, the excess amount is recorded as an additional liability.

16.	You state that you recognize a Safeguard Program receivable at loan inception if the investor has opted into the Safeguard Program. Please address the following:

•	Tell us how you considered the fact that all the revenue from the investor is contingent as described in your response to comment 7 when recording a receivable from the investor for the Safeguard Program.

•	Confirm that you do not recognize service fee revenue until the Safeguard Program receivable is repaid, as suggested in your response to comment 12 that total consideration from the investors is first allocated to the Safeguard Program liability.

•	If all investor payments are not first applied to the receivable until it is repaid, then tell us how you determine the amount to allocate to the receivable compared to service revenue.

•	You disclose on page 85 that collection from investors at an annualized rate of approximately 1-2% is also deposited into a restricted cash account. Revise your disclosures to clarify whether the collection of 1-2% of the principal on an annualized rate is the annualized rate of the total Safeguard Program receivable due from investor at loan inception or does it represent another amount and if so, explain.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment (please note that the second and third bullets are answered together):

•	Tell us how you considered the fact that all the revenue from the investor is contingent as described in your response to comment 7 when recording a receivable from the investor for the Safeguard Program.

The Company respectfully advises the Staff that in determining whether a receivable may be recorded corresponding to the guarantee liability, the Company referred to the guidance under ASC 460-10-30-2, which states that: “If a guarantee is issued in a standalone arm’s-length transaction with an unrelated party, the liability recognized at the inception of the guarantee shall be the premium received or receivable by the guarantor as a practical expedient.” Therefore, although a Safeguard Program receivable is recognized, it is not from the recognition of revenue and only relates to the portion of fees allocated to the Safeguard Program as the fee for such program.

In contrast, the amount receivable for service fees are accounted for under ASC 605. Under ASC 605, revenue is not recognized until the services are performed and the payment is no longer contingent on any future events. Accordingly, as revenue is not recognized, the related receivable for the service fees is also not recognized.

Although the timing for collection of the subsequent contributions and service fees are similar, given that the applicable guidance is different, the Company believes that a receivable from the investor for the Safeguard Program should be recorded corresponding to the guarantee liability recorded even though it is contingent.

•	Confirm that you do not recognize service fee revenue until the Safeguard Program receivable is repaid, as suggested in your response to comment 12 that total consideration from the investors is first allocated to the Safeguard Program liability.

Please refer to the Company’s response in the bullet point below.

•	If all investor payments are not first applied to the receivable until it is repaid, then tell us how you determine the amount to allocate to the receivable compared to service revenue.

The Company respectfully advises the Staff that service fee revenue is recognized even before the Safeguard Program receivable is fully repaid. The Company’s response to comment #12 in the letter dated March 7, 2016 was related to the upfront consideration received rather than service fee revenue. The subsequent contributions are received for each monthly installment and include an amount for contribution to the restricted fund and an amount for service fee. These amounts are fixed at loan inception and cannot be amended. The amount that is deposited into the restricted cash account is recorded with a corresponding reduction in the Safeguard Program receivable. The remaining amount related to service fee revenue is recognized over the term of the loan as cash is received.

•	You disclose on page 85 that collection from investors at an annualized rate of approximately 1-2% is also deposited into a restricted cash account. Revise your disclosures to clarify whether the collection of 1-2% of the principal on an annualized rate is the annualized rate of the total Safeguard Program receivable due from investor at loan inception or does it represent another amount and if so, explain.

The Company respectfully advises the Staff that the 1-2% is an annualized rate, applied to the loan principal amount, which represents the Safeguard Program receivable. In response to the Staff’s comment, the Company has revised its disclosure on page 87.

17.	We have reviewed your response to bullet point number 6 of our comment 15 and Article 7 of the Lifestyle Loan Investor Services Agreement. Please tell us where in the Agreement the first-loss payout basis when the restricted cash balance under the Safeguard program has reached $0 is described and where you would disclose to investors prior to funding a new loan that there is no cash in the Safeguard Program. In addition, provide an example of how the maximum repayment amount as described in Article 7.1.2 and 7.1.3 is calculated.

RESPONSE: The Company respectfully advises the Staff that pursuant to the Lifestyle Loan Investor Service Agreement Article 7(1)(2), payouts to investors are limited to the Safeguard Program contributions collected, net of necessary operation costs and compensation. The maximum repayment amount set forth in the Lifestyle Loan Investor Service Agreement Article 7(1)(2) is the total amount of principal outstanding when the loan has been in default for over 180 days subject to the limit described in the previous sentence. The Lifestyle Loan Investor Service Agreement Article 7(1)(3) sets forth that the maximum repayment amount from the Safeguard Program is limited to the contributions collected. Although the Lifestyle Loan Investor Service Agreement does not specify the “winding-up” procedures and mechanism when the restricted cash balance reaches $0, it states that the Safeguard Program is required to make payments to investors as long as there is still cash in the account, even if there is insufficient restricted cash to fully repay all its liabilities. Even when the Safeguard Program balance is reduced to $0, it remains an ongoing program as it is being replenished from fees on existing loans (being the subsequent contributions to the Safeguard Program from existing investors). Because of this, the Company believes a first-loss payout basis is the only appropriate method. This is different than a bankruptcy, where the entity is unable to fulfill its obligation to pay and all assets and liabilities are frozen and the business will be ceased immediately at one point in time. In such a case, a pro rata basis would be more appropriate. As the Safeguard Program is allowed to reach a restricted cash balance of $0 but continue to operate with new contributions coming in from existing loans, it is not practical to continue making payments on a first-loss basis to investors until the balance goes down to $0, and then change to pro-rata basis when the Safeguard Program is subsequently funded.

If the Company were to cease operations and not facilitate any new loans and if the Safeguard Program were fully exhausted from existing balance and subsequent receipts, the Company, as a marketplace, would stop making payouts from the Safeguard Program as there would be no funds available. When all loans have expired, some investors may have received loan principal and interest in full and some investors may incur loss on unpaid interest and principal due to the absence of funds in the Safeguard Program.

The Company monitors the Safeguard Program restricted cash balance on a daily basis and, through its wealth management personnel, verbally communicates to investors the approximate level of restricted cash in the Safeguard Program in the preceding three months prior to the signing of the agreement. Quarterly operating information is also shared with the lifestyle loan investors on the marketplace electronically.

Allowance for loan losses, page 85

18.	Please tell us whether the allowance for loan losses also covers the Safeguard Program receivables and if so, revise to disclose.

RESPONSE: The Company respectfully advises the Staff that the allowance for loan losses does not cover the Safeguard Program receivables. Impairment of the Safeguard Program receivables has been considered. There is no allowance on the balance of the Safeguard Program receivables and any impairment is directly written off. The net changes in the Safeguard Program receivables and payables are presented in the same line item as other movements of the Safeguard Program balances in the income statement.

Results of Operations, page 88

Revenue

19.	Your discussion emphasizes the importance of gross billings and the changes therein between the periods presented. The increase in gross billings in 2015 in comparison to 2014 was due to the significant increase in consumption loans made during the year. Thus, your discussion should also be revised to quantify and discuss the net revenues recognized on both lifestyle loans and consumption loans during the periods presented to give the reader a clear understanding of the impact on operating results of entering into the consumption loan business during 2015.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 74, 76 and 77 to separately disclose gross billings for lifestyle loans and consumption loans and it has revised its disclosure on pages 90 and 91 to better describe the operating results of entering into the consumption loan business.

Investors, page 113

20.	We note your disclosure on page 113 that during 2015 you were accepted by Orchard Platform Advisors, LLC, an United States company, which will allow you to source institutional investors from their platform. We also note you plan to increase sources of lending capital to your marketplace both from within China and internationally including individuals as well as domestic and international institutions. Please tell us whether you had any borrowers or investors during 2015 that were located outside of China and whether you have considered the regulatory and accounting impact that international borrowers and investors on your platform may have.

RESPONSE: The Company respectfully advises the Staff that it did not have any borrowers or investors that were located outside of China during 2015 and the Company does not plan to allow international individuals or institutions to invest directly on its marketplace. The Company plans to consider allowing investors that are subsidiaries of international institutions and are licensed locally to operate in China to invest in loans facilitated on the Company’s platform.

Credit Scoring, page 116

21.	We note your tabular disclosure of default rates and the comparable FICO score for each application score category on page 117. We also note your disclosure on page 77 that your loan volumes and financial performance will continue to be dependent on your ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates. Please address the following:

•	Explain how the actual overall default rates of 8.3%, 7.3% and 11.8% for the last three years along with the average Safeguard Program contribution rates of 11%, 12% and 15% represent an annualized default rate of 6 to 7%.

•	Tell us and revise to disclose how you determined the comparable FICO Score for each category when there is no credit score standard similar to FICO in China.

•	Revise to separately disclose in your filing either the annualized average default rate or overall default rate of your consumption loans.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Explain how the actual overall default rates of 8.3%, 7.3% and 11.8% for the last three years along with the average Safeguard Program contribution rates of 11%, 12% and 15% represent an annualized default rate of 6 to 7%.

The Company respectfully submits that the actual overall default rates disclosed are as of each of the three years ended December 31, 2013, 2014 and 2015. In estimating the fair value of the Safeguard Program, the Company considered borrower scores, comparable patterns with respect to FICO scores and the other relevant data, and determined that contribution rates to the Safeguard Program should be 11%, 12% and 15% for each of the three years ended December 31, 2013, 2014 and 2015, respectively. By the end of 2015, the Company’s marketplace had an operating history of five years and had a sufficient credit database with extensive historical data to improve its ability to estimate default rates. The Company believes that the overall lifetime loss rate of 11-12% observed as of December 31, 2015 approximates the lifetime loss rate to be expected for loans facilitated on our marketplace. The overall lifetime loss rate represents an annualized default rate of approximately 6% to 7% based on average terms of lifestyle loans of 20 months. The Company has revised its disclosure on page 121 accordingly.

•	Tell us and revise to disclose how you determined the comparable FICO Score for each category when there is no credit score standard similar to FICO in China.

The Company respectfully submits that it has determined the categories presented on page 121 by comparing the estimated and actual default rates associated with the Company’s proprietary application score with the estimated and actual default rates associated with the roughly comparable FICO Scores presented and matching them accordingly. This comparison was prepared for reference only for investors that may be more familiar with FICO Scores, and was based on the Company’s knowledge and familiarity with FICO Scores and how they are determined. FICO Scores and their correspondent default rates are public information on websites of major U.S. credit bureaus.

•	Revise to separately disclose in your filing either the annualized average default rate or overall default rate of your consumption loans.

In response to the Staff’s comment above, the Company has revised its disclosure on page 122.

Safeguard Program, page 120

22.	We note your response to comment 16 that the aging and delinquency information of Lifestyle loans is not directly related to the Company’s direct or potential liability for the Safeguard Program. However, we note from your disclosure here that the trigger for interest or principal repayment to an investor under this Program is delinquency of a borrower’s repayment obligation. Given the relationship between the Lifestyle loans past due status and the obligation to make payments to an investor under the Safeguard Program, please revise to include an analysis of the age of the Lifestyle loans that are past due at the end of each reporting period.

RESPONSE: The Company respectfully advises the Staff that it defines delinquency rate as the total outstanding principal (not current installment) that remains unpaid by borrowers when the borrower is delinquent in repayment of the loan for 1-29 days, 30-59 days, 60-89 days, 90-119 days, 120-149 days, 150-179 days, and 180 days and above as of each balance sheet date as a percentage of the total amount of loans originated, net of loans originated that could not cause such delinquency. For example, in calculating the 150-179 days delinquency rate as of a balance sheet date, loans originated in the most recent five months will not be included in the denominator, as loans issued in the most recent five months could not cause any delinquency over 150 days. The following table provides delinquency rates by aging for lifestyle loans facilitated on our marketplace as of December 31, 2013, 2014 and 2015 (numbers in each category are mutually exclusive):

	1-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days	180 days and above*
As of December 31, 2013	6.7%	1.8%	1.3%	1.1%	1.0%	0.8%	5.0%
As of December 31, 2014	5.5%	1.3%	1.1%	1.0%	1.0%	0.9%	8.5%
As of December 31, 2015	4.3%	1.0%	0.9%	0.9%	0.9%	0.9%	8.7%

*	Including those that were delinquent for more than 180 days but already paid to investors by the Safeguard Program.

The Company believes the delinquency rates of lifestyle loans on its marketplace are not material to investors and the Company does not intend to disclose such information for the following reasons:

1) Delinquency does not automatically translate into loan losses or the ultimate payout from the Safeguard Program. Over 90% of delinquent loans on the Company’s platform have been repaid by borrowers within 90 days;

2) The platform’s annual growth rate in aggregate loan volume may distort the delinquency rate. For example, delinquency rates when the platform has a 200% annual growth rate in loan volume will appear to be significantly lower than those when the platform has a 20% annual growth rate because loan delinquency has a deferral pattern and recently originated loans will dilute the overall delinquency rate. The Company’s annual growth rate in lifestyle loan volume from 2014 to 2015 was 18%, while some of its competitors’ annual growth rates in loan volume were in excess of 200%.

3) Delinquency rates are impacted by the average term of loans and the length of operating history because loans with longer terms generally have lower delinquency rates in the earlier periods of their terms; and

4) The provision of delinquency information may suggest that the loan losses are related to the Company’s financial loss, which may be misleading, because the loans facilitated on the Company’s platform do not belong to the Company and the Safeguard Program is only offering limited protection. The ultimate risk of credit loss of all loans is born by the investors in the loans.

The Company believes that the delinquency rates may be misleading to investors as they do not take into consideration certain important facts such as subsequent recoveries, the correlation between delinquency and actual loan loss, annual growth rate in loan volume or average term of loans. Furthermore, such potential misunderstanding could have an adverse impact on the Company’s competitive position. Instead, the Company believes the overall default rate of loans after an operating history of five years, as illustrated in the table on page 122, safeguard contribution that it sets aside to the program at a fair value of 11%, 12% and 15% for each of the three years ended December 31, 2015, and movements in safeguard payable as disclosed on page F-13 collectively provide more useful information to investors to help them ascertain how the loans are performing on our platform, whether the Safeguard Program is able to cover the expected default of loans or not, or what is the remaining credit risk loan investors could be exposed to.

Description of Share Capital, page 149

23.	Please revise the disclosure of ordinary shares issued and outstanding to reflect the amount appearing in the Consolidated Balance Sheets at 12/31/15.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 153.

History of Securities Issuances, page 158

24.	Please revise the amount of vested incentive shares to be consistent with the amount appearing in Note 11. Ordinary Shares.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 162.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies, page F-7

(i) Fair Value Measurement, page F-9

25.	We note the disclosure that the carrying amount of borrowings and Safeguard Program receivable and payable approximate their fair values as the interest rates applied reflect the current quoted market price yield for comparable borrowings. Since the borrowings and Safeguard Program receivable and payable are not measured on a recurring basis, may be outstanding longer than the reporting period and the fact that there is no cap on the period in which the investor may recoup funds under this program as it relates to the Safeguard Program payable, please explain how the carrying amount is reflective of the fair value, specifically, how the carrying amounts are always reflective of current interest rates for comparable assets and borrowings.

RESPONSE: The Company respectfully advises the Staff that majority of the Safeguard Program balances are current given the durations for loans facilitated by the marketplace are mostly within two years. Approximately 75% of the Safeguard Program receivables are expected to be collected within one year and approximately 70% of the Safeguard Program payables are expected to be paid within one year. The remaining balance may be necessary to make payouts to investors on demand in the case of defaults. The carrying amounts are not always reflective of the current interest rates for comparable assets and borrowings However, the carrying amount of the Safeguard Program receivable and payable balances approximate their fair value as of the balance sheet date presented given their short term nature. In addition, the Company did not have any long-term borrowings for the years presented. The Company has revised its disclosure on page F-10 to clarify this.

If the Company facilitates loans with longer terms or enters into long-term borrowings, it shall consider whether the interest rates applied are reflective of the current quoted market yield for comparable borrowings in arriving at the appropriate fair value.

(j) Loans receivable, net, page F-10

26.	We note your disclosure on page F-11 that you sell certain loans to third-party purchasers and retain servicing rights. We also note your response to comment 8 and that you believe you are adequately compensated for performing servicing of the loans originated on your platform and therefore there is no servicing asset or liability. Please tell us where in your financial statements you record the servicing asset or liability for the loans you sell and retain the servicing rights. In addition, explain in greater detail how you determined that the benefits you receive to service the loans originated on your platform were just adequate to compensate you for your servicing responsibilities and that a purchaser would neither pay nor receive payment to obtain the right to service. As part of this response please describe the valuation model used and inputs in your determination that the fair value was $0 including how you considered ancillary sources of future cash flows like late repayment fees. Refer to ASC 860-50-30-1 to 7.

RESPONSE: The Company respectfully advises the Staff that the loans referred to on page F-11 are those where the Company’s subsidiary, Haidong, acted as the investor and the loan was subsequently transferred to other investors on the Company’s platform. These loans are not different from other lifestyle loans facilitated on the Company’s platform and account management fees are charged for the services provided by the Company. Accordingly, there is no separate servicing asset or liability recorded. For all loans, the Company charges an account management fee which is payable on a monthly basis to compensate the Company for the services it has provided on the loan during that period. The Company determined that an account management fee of 1% to 2% represents the fair value, and such amount is sufficient to cover the costs associated with the services the Company provides plus a reasonable margin. The Company uses a cost plus approach and evaluates its servicing rights using a discounted cash flow model. It took into account the cash outflows and inflows of fees and expenses and the timing of occurrence, and concluded that there is no servicing asset or liability as a result. At any point in time, if the Company were to outsource its account management services to a third party, based on the Company’s market research on other market players, the third party would not be expected to pay nor receive payment to obtain the right to service as future fees collectible should reflect the fair value of effort needed to continue to service the customers.

(n) Safeguard Program, page F-12

27.	We note your response to comment 20 that the fair value takes into consideration any expected losses at the time of inception. We also note your response to comment 15 that when a borrower defaults the repayment is only the funds in the Safeguard Program, which may include guarantee fees you received on loans that you no longer have an obligation due to repayment, however, you still elect to contribute these fees to the Safeguard Program. Please address the following:

•	Clarify whether the fair value of the liability is capped by the amount of cash expected to be received from the borrower and investor. For example, if the total expected losses at the time of inception exceeded the amount of cash contributed to the Safeguard Program would the fair value of the liability recorded still be the total expected losses at inception;

•	Tell us the profit margin, i.e. the fixed percentage of the principal amount of the loans, that you include in the fair value; and

•	Explain in greater detail how you determine the amount a third party would charge for the effort of maintaining a similar program.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Clarify whether the fair value of the liability is capped by the amount of cash expected to be received from the borrower and investor. For example, if the total expected losses at the time of inception exceeded the amount of cash contributed to the Safeguard Program would the fair value of the liability recorded still be the total expected losses at inception;

The Company respectfully advises the Staff that the fair value of the Safeguard Program is capped at the amount of cash expected to be received from the borrowers and investors. When determining the fair value of the liability recorded at loan inception, the Company estimates and records the total expected losses, but it also takes into account the cap if necessary. To date, the Company has not encountered a situation where the Safeguard Program contributions were expected to be less than the total expected losses at the time of inception. Therefore, as of December 31, 2015, there has been no instance where the Company had to adjust the total expected losses after taking into account the cap.

•	Tell us the profit margin, i.e. the fixed percentage of the principal amount of the loans, that you include in the fair value; and

The Company respectfully submits that the profit margin of maintaining the Safeguard Program is approximately 0.1% of loan principal, which translates to approximately 1% of the Safeguard Program contributions collected.

•	Explain in greater detail how you determine the amount a third party would charge for the effort of maintaining a similar program.

The Company respectfully advises the Staff that the Company has benchmarked its charges to other similar service providers, including payment companies, banks, trustees and brokers. The key duties associated with maintaining the Safeguard Program are to segregate the Safeguard Program restricted cash balance, execute cash payments or transfers, and keep proper account records. No investment decisions are involved. Based on the Company’s market investigation and discussions with multiple banks and payment companies in its evaluation of whether it should outsource its role in the management of the Safeguard Program, it determined that the current market rate for account management fees range from 0.5% to 2% per transaction. The Company therefore believes that its current fee rate of approximately 1% represents a fair market price.

(x) Segment Reporting, page F-16

28.	We note your disclosure that the Group has only one reportable segment and you do not distinguish between markets or segments for the purpose of internal reporting. We also note the description of your business and each of your subsidiaries, which varies including your micro-credit subsidiary that actually funds loans and assists in the facilitation of consumption loans. The loan terms and economics for consumption loans versus lifestyle loans are also significantly different as discussed throughout the filing. Last, we note that during 2015 reason why general and administrative expenses increased was due to an increase in key management positions to support your business operations. Please address the following:

•	Clarify whether you have more than one operating segment and if so, whether you aggregate them into one reportable segment;

•	Describe the role of the CODM and each of the individuals who report to the CODM; and

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Clarify whether you have more than one operating segment and if so, whether you aggregate them into one reportable segment;

The Company has determined that its Chief Executive Officer (“CEO”) is the CODM as the CEO makes the overall decisions about the Company’s resource allocation and assesses the performance of the Company as a whole. The CEO reviews and assesses measures of profitability of the Company as a whole. While operating data, such as loan volume and default rate, are assessed based on loan type, the only financial data assessed by loan type is revenue and gross billing. The CODM does not review a measure of profitability by each revenue stream as operating costs are not tracked and allocated to individual revenue streams separately. It is the Company management’s objective to maximize returns on lending capital while continuing to gain economies of scale on the shared costs. As a result, discrete financial information for separate revenue streams is unavailable. Budgeting and operating decisions, including allocation of resources, are determined on the basis that the Company has a pool of lending capital (mainly for consumption loans and lifestyle loans business), and that the cost functions invested by the Company support all lines of businesses. Accordingly, the operational performances for all revenue streams are also evaluated in the aggregate.

In light of the above reasons, the Company respectfully advises the Staff that the Company has one operating segment.

•	Describe the role of the CODM and each of the individuals who report to the CODM; and

The Company respectfully advises the Staff that the Company’s CEO, in his role as the CODM, allocates the Company’s resources and assesses the performance of the Company as a whole. While the Company’s CEO may receive input from other individuals within the Company, decision to assess performance and allocate resources are made by the CEO. Key individuals within the Company that report to the CODM are set out as follows:

•	the Chief Financial Officer (“CFO”) assists the CEO in allocating lending capital resources to lifestyle loans, consumption loans, and micro-lending loans; prepares consolidated budgets, forecasts and consolidated financial statements incorporating both lifestyle loans and consumption loans; and acts in treasury and management capabilities for third party payment companies, which facilitate the origination of both lifestyle loans and consumption loans;

•	the Vice President of Risk Management establishes risk policies and develops and maintains scoring systems for both lifestyle loans and consumption loans;

•	the Vice President of Information Technology develops and maintains loan matching and loan repayment systems for both lifestyle loans and consumption loans;

•	the Director of Marketing and Public Relations manages marketing and public relations events for both lifestyle loans and consumption loans; and

•	the Director of Human Resources and Administration manages human resources and administrative matters for both lifestyle and consumption loans.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

The Company respectfully advises the Staff that the information regularly provided to the CODM is set out in the table below.

Critical Information Provided to CODM	Preparing party	Frequency
Consolidated financial statements	CFO	Quarterly
Annual budget for the entire business	CFO	Annually
Lending capital movement	CFO	Monthly
Loan volume, gross billings on transaction and service fees and number of borrowers by loan type (lifestyle loans and consumption loans)	CFO	Monthly
Risk management policy for lifestyle loans and consumption loans	Vice President of Risk Management	Monthly
Default rate for lifestyle loans and consumption loans	Vice President of Risk Management	Monthly
Number of employees, new management hires	Director of Human Resources and Administration	Monthly

Exhibits

Exhibit 99.5 – Opinion of Haiwen & Partners regarding certain PRC tax matters

29.	Please revise assumption (g) on page three of the opinion to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.

RESPONSE: In response to the Staff’s comment above, Haiwen & Partners has revised its assumption (g) on page three of its opinion, which has been included as an exhibit to the Revised Draft Registration Statement.

30.	We note that the lead-in clause to the numbered opinions on page three contains a qualification by reference to disclosures contained in the registration statement. Please file a revised opinion that omits this qualifying statement cross-referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the opinion should be fully and clearly disclosed in the text of the opinion.

RESPONSE: In response to the Staff’s comment above, Haiwen & Partners has revised its qualification on page three of its opinion, which has been included as an exhibit to the Revised Draft Registration Statement.

*   *   *   *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem
Alan Seem

Enclosures

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited

Kerry Shen, Chief Financial Officer, China Rapid Finance Limited